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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*


                            TEAM America Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878153 10 5
              ----------------------------------------------------
                                 (CUSIP Number)


               Ron P. Saunders, Global Employment Solutions, Inc.,
    14142 Denver West Parkway, Suite 350, Golden, CO 80401, (303) 216-9500,
             and Steven S. Siegel, Brownstein Hyatt & Farber, P.C.,
     410 Seventeenth Street, Suite 2200, Denver, CO 80202, (303) 223-1100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 23, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-d-1(e), 240.13-d-1(f) or 240.13-d-1(g),
check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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-----------------------                                           -------------
CUSIP No. 878153 10 5              13D                              Page 2 of 5
-----------------------                                           -------------

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Global Employment Solutions, Inc. / 84-1453033

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) / /

         (b) /X/

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)          BK, WC, and OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

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6.       Citizenship or Place of Organization        United States of America/
                                                          Colorado Corporation

-------------------------------------------------------------------------------

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Number of            7.   Sole Voting Power                       - 0 - *
Shares
Beneficially         8.   Shared Voting Power                     - 0 - *
Owned
by Each              9.   Sole Dispositive Power                  - 0 - *
Reporting
Person With:         10.  Shared Dispositive Power                - 0 - *

* To the best knowledge of Global Employment Solutions Inc. ("Global"), none of the officers and directors of Global own any shares of TEAM America Corporation's common stock.
-------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person     - 0 -

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

-------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)             - 0 -

-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                     CO

-------------------------------------------------------------------------------


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                                                                     Page 3 of 5

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
             Information Statement Pursuant to Rules 13d-1 and 13d-2

ITEM 1.  SECURITY AND ISSUER

         (a)      Title of Class of Securities:      Common Stock, no par value

         (b)      Name of Issuer:           TEAM America Corporation

         (c) Address of Issuer's Principal Executive Offices: 110 E. Wilson Bridge Road, Worthington, OH 43085


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:    Global Employment Solutions, Inc.

         (b)      State of Incorporation:   Colorado

         (c)      Principal Business:       Employment and human resource
                  management services

         (d) Address of Principal Office: 14142 Denver West Parkway, Suite 350, Golden, CO 80401

         (e)      Criminal Proceedings:     None

         (f)      Civil Proceedings:        None


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Global Employment Solutions, Inc. ("Global") and S. Cash Nickerson, an individual who recently reported "beneficial ownership" of 1,448,544 shares (33.3%) of TEAM America Corporation's common stock, currently intend to use their efforts to secure sufficient equity and debt financing, on terms acceptable to both Global and Mr. Nickerson, to complete the transactions described herein. Currently, Global and Mr. Nickerson have no definitive financing arrangements.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 27, 1999, Mr. Nickerson individually sent a letter to Team America Corporation's chief executive officer, offering to purchase Team America Corporation. Team America Corporation did not act in response to Mr. Nickerson's initial letter.

         On September 23, 1999, Global and Mr. Nickerson entered into a nonbinding memorandum of understanding in which Global and Mr. Nickerson agreed to work together to purchase and operate Team America Corporation. As part of the agreement, Mr. Nickerson committed to transfer a significant number of Team America Corporation shares to Global in exchange for a significant ownership interest in Global if Global is able to complete a purchase of Team America Corporation. Global and Mr. Nickerson have made an offer to purchase and operate Team America Corporation to Team America Corporation. The offer was subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement.

         On October 1, 1999, Team America Corporation publicly announced that its special committee of the Board of Directors recommended to its Board of Directors and its Board of Directors approved the offer made to Team America Corporation and, subject to certain conditions and the completion of a definitive agreement, would enter into a sale transaction with Global.


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                                                                     Page 4 of 5

         If the transaction is consummated, it is anticipated that Global and Mr. Nickerson would be able to and would: (i) make changes to the Board of Directors and management of Team America Corporation; (ii) make changes to the Team America Corporation Charter and by-laws; and (iii) cause Team America Corporation's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Except as set forth herein, Global and Mr. Nickerson have no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Team America Corporation or any material change in Team America Corporation's business. However, it is possible that Global and Mr. Nickerson will change their plans and/or intentions in the future.

         For a description of other arrangements entered into by Mr. Nickerson, refer to Amendment No. 2 to Mr. Nickerson's Schedule 13D, as filed with the Securities and Exchange Commission on October 1, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      Amount beneficially owned:   - 0 - *        Percent of class:  - 0 - *

(b)      Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote:  - 0 - *

         (ii)   Shared power to vote or to direct the vote:  - 0 - *

         (iii)  Sole power to dispose or to direct the disposition of:  - 0 - *

         (iv)   Shared power to dispose or to direct the disposition of:- 0 - *

         * To the best knowledge of Global, none of the officers and directors of Global own any shares of TEAM America Corporation's common stock.

(c) On September 23, 1999, Global and Mr. Nickerson entered into a nonbinding memorandum of understanding in which Global and Mr. Nickerson agreed to work together to purchase and operate Team America Corporation. As part of the agreement, Mr. Nickerson committed to transfer a significant number of Team America Corporation shares to Global in exchange for a significant ownership interest in Global if Global is able to complete a purchase of Team America Corporation. Global and Mr. Nickerson have made an offer to purchase and operate Team America Corporation to Team America Corporation. The offer was subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement.

         For a description of other arrangements entered into by Mr. Nickerson, refer to Amendment No. 2 to Mr. Nickerson's Schedule 13D, as filed with the Securities and Exchange Commission on October 1, 1999.

         INSTRUCTION:      For computations regarding securities which
                           represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /

         On September 23, 1999, Global and Mr. Nickerson entered into a nonbinding memorandum of understanding in which Global and Mr. Nickerson agreed to work together to purchase and operate Team America Corporation. As part of the agreement, Mr. Nickerson committed to transfer a significant number of Team America Corporation shares to Global in exchange for a significant ownership interest in Global if Global is able to complete a purchase of Team America Corporation. Global and Mr. Nickerson have made an offer to purchase and operate Team America Corporation to Team America Corporation. The offer was subject to due diligence, government approvals, compliance with government rules and regulations, confirmation of acceptable financing and the execution of a definitive purchase agreement.

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                                                                     Page 5 of 5

         For a description of other arrangements entered into by Mr. Nickerson, refer to Amendment No. 2 to Mr. Nickerson's Schedule 13D, as filed with the Securities and Exchange Commission on October 1, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Memorandum of Understanding, dated as of September 23, 1999.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          October 4, 1999
                      ---------------------------------------------------------
                                                Date

                                        /s/ RON P. SAUNDERS
                      ---------------------------------------------------------
                                             Signature

                       RON P. SAUNDERS/PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                       CHAIRMAN OF THE BOARD
                      ---------------------------------------------------------
                                             Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).